p.e. 3-1-02

1-14194

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March, 2002

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is the Registrant's minutes from the Annual Meeting of Shareholders held March 13,2002 in Israel. All proposals were approved. The Registrant hereby incorporates by reference its proxy statement for the Annual Meeting, filed on Form 6-K for the month of February 2002, regarding the terms and conditions of option and stock grants that were approved by the shareholders at the Meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ______________________
Eyran Noy
VP Finance, CFO &
Company's Secretary

Dated: March 18, 2002

Zb 0532

MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF B.O.S. BETTER ON-LINE SOLUTIONS LTD. (THE "COMPANY")

On March 13, 2002, the Company held its Annual General Meeting of Shareholders (the "Meeting") at its offices at Beit Rabin, Teradyon Industrial Zone, Misgav, Israel.

Mr. Eyran Noy, the Company's VP Finance, CFO and Secretary presided as Chairman of the Meeting.

The following Shareholders were present the meeting in person or by proxy:

Name	No. of Shares	Remarks
Israel Gal	1,285,329	Present personally.
Yael Gal	977,869	Present by a proxy
M. Wertheim Holding Ltd.	576,508	Present by a proxy.
Isal AMLAT Investments (1993) Ltd.	623,480	Present by a proxy.
Apex Mutavim	330,450	Present by a proxy.
Kranot Maytav	37,900	Present by a proxy.
American Stock Transfer & Trust Co.	5,916,034	Present by a proxy.
Total	9,747,570	

Osnat Eliram, Adv. of the law firm of Ephraim Abramson & Co, Mr. Moti Weiss, the Company's CEO and Director, and Mr. Zvi Brandstein were also presented at the Meeting.

The total number of shares represented at the Meeting was sufficient for a quorum.

At the meeting the following ordinary resolutions were adopted:

1. **RESOLVED**, to elect the following persons to serve as members of the Board of Directors of the company: Mr. Aviram Wertheim, Mr. Moti Weiss, Mr. Israel Gal, Mr. Aharon Dovrat, Mr. Aharon Michael, and to ratify the election of Mr. Benjamin Giloh and Ms. Ariella Zochovitzky as external directors until April 16, 2004, in accordance with their nomination by the Shareholders on April 17, 2001.

2. **RESOLVED**, that Kost, Forer & Gabbay be, and they hereby are, appointed as independent public accountants of the company beginning with the annual audit report for the year 2001, in place of Somekh Chaikin, and that the Board of Directors be, and it hereby is, authorized to fix the compensation of said independent public accountants in accordance with the volume and nature of their services.

3. **RESOLVED**, to ratify and approve the adoption of the 2001 Stock Option Plan, as recommended by the Board of Directors.

4. **RESOLVED**, that the Company shall compensate its External Directors at the maximum rates permitted now and in the future by Israeli law and regulations.

5. **RESOLVED**, that the issuance of 30,000 options to purchase Ordinary Shares of the Company to each director of the Company who is not an employee or consultant of the Company, and who wasn't an employee or consultant of the Company within the 12 months preceding the Annual Shareholders Meeting, under the terms and conditions approved by the Board of Directors and set forth in the proxy statement, be, and hereby is, approved.

6A+6B. **RESOLVED**, that the Company's Articles of Association be replaced with the New Articles attached to the proxy statement as Appendix B.

7. **RESOLVED** to ratify and approve the remuneration to Mr. Moti Weiss, including the grant of options, as recommended by the Board of Directors and set forth in the proxy statement.

8A. **RESOLVED** to ratify and approve the grant of options to purchase shares of the Company's subsidiary, to Mr. Israel Gal, as recommended by the Board of Directors and set forth in the proxy statement.

8B. **RESOLVED** to ratify and approve the amendments to the terms of the options to purchase Ordinary Shares of the Company, granted to Mr. Israel Gal pursuant to shareholder approved received in April 2001, as recommended by the Board of Directors and set forth in the proxy statement.

9. **RESOLVED** to ratify and approve the private issuance of shares and options to Orwer Ltd., as recommended by the Board of Directors and set forth in the proxy statement."

Eyran Noy

Chairman of the Meeting